Exhibit 99.1

Pacific Drilling Provides Notice of Extraordinary General Meeting of Shareholders and Anticipated Emergence Date

LUXEMBOURG (November 9, 2018) — Pacific Drilling S.A. (OTC: PACDQ) (the “Company”) announced today that it has provided a Notice of Extraordinary General Meeting of Shareholders and Proxy Statement (the “Notice”) for an Extraordinary General Meeting to be held on November 19, 2018.

The Notice is being distributed to the Company’s common shareholders of record as of September 28, 2018 in advance of the Extraordinary General Meeting, which will be held on November 19, 2018, at 10:00 a.m. (Central European Time) at the Company’s registered office, located at 8-10 Avenue de la Gare, L-1610 Luxembourg.

The Notice is available on the Company website at www.pacificdrilling.com in the “Events & Presentations” subsection of the “Investor Relations” section.

The Company anticipates that promptly following the EGM on November 19, 2018 and satisfaction or waiver all conditions precedent to the effectiveness of the Company’s Modified Fourth Amended Joint Plan of Reorganization, the Company will emerge from its Chapter 11 proceedings.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, deepwater drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. Pacific Drilling has its principal offices in Luxembourg and Houston. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Investor Contact:	Johannes (John) P. Boots
Pacific Drilling S.A.
+713 334 6662
Investor@pacificdrilling.com

Media Contact:	Amy L. Roddy
Pacific Drilling S.A.
+713 334 6662
Media@pacificdrilling.com

Disclosure Regarding Forward-Looking Statements

Certain statements and information contained herein constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “may,” “plan,” “predict,” “project,” “potential,” “projected,” “should,” “will,” “would,” or other similar words, which are generally not historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including our future financial and operational performance and cash balances; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; business strategies and plans and objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; the potential impact of our Chapter 11 proceedings on our future operations and ability to finance our business; our ability to complete the restructuring transactions contemplated by our Plan; and the potential effective date of the Plan.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties and are based on a number of judgments and assumptions as of the date such statements are made about future events, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated, projected or implied by us in such statements due to a variety of factors, including if one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our ability to successfully negotiate and consummate definitive contracts and satisfy other customary conditions with respect to letters of intent and letters of award that we receive for our drillships; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to execute our business plan and continue as a going concern in the long term; our ability to satisfy all conditions to the effectiveness of the Plan and to consummate our Plan in accordance with the terms of the Plan; the effects of our Chapter 11 proceedings on our future operations and agreements, including our relationships with employees, regulatory authorities, clients, suppliers, banks and other financing sources, insurance companies and other third parties; the potential adverse effects of our Chapter 11 proceedings on our future liquidity, results of operations, or business prospects; the outcome of pending litigation and arbitration matters; increased advisory costs including administrative and legal costs to complete our Plan and other litigation; the cost, availability and access to capital and financial markets, including the ability to secure new financing after the effective date of our Plan; and the other risk factors described in our 2017 Annual Report on Form 20-F and our Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.